Filed pursuant to Rule 424(b)(3)
File Nos.	333-123815
333-130808

Prospectus Supplement No. 1
(To Prospectus dated April 14, 2006)

VISTULA COMMUNICATIONS SERVICES, INC.

37,547,511 shares of common stock

This prospectus supplement supplements the Prospectus dated April 14, 2006 relating to the resale of 37,547,511 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Asset Purchase Agreement with NetYantra Inc. and NetYantra India Private Limited

On May 1, 2006, we executed and delivered an asset purchase agreement with NetYantra Inc., a Delaware corporation, and NetYantra India Private Limited, an Indian company and wholly owned subsidiary of NetYantra Inc. (to which we collectively refer below as “NetYantra”).

Under the terms of the asset purchase agreement, we have agreed to purchase NetYantra’s VoIP IP-PBX platform software and associated intellectual property. We currently distribute this software as the V-Cube™ VoIP IP-PBX platform offering under a distribution and marketing agreement with NetYantra. The V-Cube™ VoIP IP-PBX platform enables telecom carriers and internet service providers to offer a broad range of IP telephony services from simple IP telephone calls to video conferencing to their customers.

The purchase price for the software and associated intellectual property is $8.8 million in cash and 14 million shares of our common stock. Completion of the acquisition is subject to our obtaining sufficient financing to pay the cash portion of the purchase price, the negotiation of ancillary agreements between the parties (including a services agreement under which NetYantra will provide support and development services with respect to the acquired software and a registration rights agreement under which we will grant NetYantra certain rights to require registration of the shares received as part of the purchase price for resale under the Securities Act of 1933), completion to our satisfaction of a due diligence review in connection with the acquisition, and customary closing conditions.

Under the terms of the asset purchase agreement, we will issue 14 million shares of our common stock to NetYantra as part of the purchase price for the software and associated intellectual property to be acquired by us.  We are issuing these shares of common stock in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering. Under the terms of the asset purchase agreement, as a condition to closing of the acquisition, the parties are required to negotiate and execute a registration rights agreement pursuant to which we will grant NetYantra certain rights to require registration of these shares for resale under the Securities Act.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 2, 2006